YUKON-NEVADA GOLD CORP. UPDATES PROGRESS
AT JERRITT CANYON, NEVADA

Vancouver, BC – September 12, 2008 – Yukon-Nevada Gold Corp. (Toronto Stock Exchange: YNG; Frankfurt Xetra Exchange: NG6) announces that it has made significant progress in securing the Jerritt Canyon Mine site (the “Mine”) and is in the process of reopening the Roasting Mill. On August 19, 2008, Queenstake Resources USA, Inc., the operator of the Mine, notified the U.S. Forest Service (“USFS”) that it was suspending underground mining operations. Since then, Queenstake has been working cooperatively with the USFS and the Nevada Division of Environmental Protection (“NDEP”) as well as other interested parties to secure the Mine site. Queenstake has taken steps to maintain controls involving ground and surface water management, secure or remove hazardous materials and explosives and place barriers on Mine portals. In the meantime, the USFS has issued an order that provides public protection from safety concerns associated with the Jerritt Canyon Mine’s operations and infrastructure, such as unsecured adits and shafts. The USFS and NDEP have been providing oral, written and direct communication with Queenstake to address immediate concerns such as fluid management and Mine site security. Queenstake has been working closely with agency personnel and taking action to address these Mine site concerns. A list of requirements has been received from NDEP with regard to reopening of the Mill. It is also expected that both agencies will continue weekly site inspections and direct coordination with Queenstake environmental and safety employees and contractors on-site.

In addition, on August 28, 2008, Queenstake, through its parent company, announced the negotiation of additional financing. Queenstake continues to make progress in meeting all of its obligations. The Mill is being brought back into operation and should be processing ore reserves on-site and from other mining companies shortly. Routine Mine closure, reclamation and permitting related activities and requirements are being undertaken and addressed. Queenstake’s closure bonds and reclamation/closure insurance remain in place and have been unaffected during this period of transition.

Yukon-Nevada Gold Corp.	CHF Investor Relations
Nicole Sanches	Jacqueline Wagenaar
Investor Relations Manager	Account Manager
Tel: (604) 688-9427	Tel: (416) 868-1079 ext. 289
Email: nicole@yngc.ca	Email: jacqueline@chfir.com
www.yukon-nevadagold.com	www.chfir.com

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WARNING: The Company relies upon litigation protection for "forward-looking" statements.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.